SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS CALENDAR – 2015
(Updated September 17, 2015)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Lineu Gomes, s/n, portaria 3, Prédio 24, parte, Jardim Aeroporto, CEP 04626-020 – São Paulo - SP
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Edmar Prado Lopes Neto
E-mail: ri@voegol.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Responsible for Investor Relations Area	Name: Edmar Prado Lopes Neto
E-mail: ri@voegol.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
Material Fact or Act Websites Disclosure	Valor Econômico Portal - www.valor.com.br/valor-ri NEO1 Portal - www.portalneo1.net
The Company is bound to submit all matters of arbitration to the Market Arbitration Chamber, pursuant to the Arbitration Clause of the Company’s Bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, related to the fiscal year ended on 12/31/2014
EVENT	DATE
Accessible to Stockholders	03/30/2015
Publication	03/31/2015
Submission to BM&FBOVESPA	03/30/2015

Standardized Financial Statement (DFP), related to the fiscal year ended on 12/31/2014
EVENT	DATE
Submission to BM&FBOVESPA	03/30/2015

Annual Financial Statements and Consolidated Financial Statements, when applicable, according to international standards, related to the fiscal year ended on 12/31/2014
EVENT	DATE
Submission to BM&FBOVESPA	03/30/2015

Cash Payments from net income from the fiscal year ended on 12/31/2014
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
ON/PN
-	-	-	-	-
Reference Form for the ongoing fiscal year ended on 12/31/2015
EVENT				DATE
Submission to BM&FBOVESPA				05/29/2015

Quarterly Financial Statements – ITR

EVENT				DATE
Submission to BM&FBOVESPA
Related to the 1st quarter 2015				05/12/2015
Related to the 2nd quarter 2015				08/13/2015
Related to the 3rd quarter 2015				11/11/2015

1

Quarterly Financial Statements in English or in accordance with international standards

EVENT	DATE
Submission to BM&FBOVESPA
Related to the 1st quarter 2015	05/12/2015
Related to the 2nd quarter 2015	08/13/2015
Related to the 3rd quarter 2015	11/11/2015

Annual General Meeting

EVENT	DATE
Publication of the Call Notice	04/14/2015 04/15/2015 04/16/2015 04/17/2015
Submission of the Call Notice to BM&FBOVESPA	04/14/2015
Submission of the Administrative Proposal to BM&FBOVESPA	03/30/2015
Annual General Meeting	04/30/2015
Filing of the main resolutions of the Annual General Meeting to BM&FBOVESPA	04/30/2015
Submission of the Minutes of the Annual General Meeting to BM&FBOVESPA	04/30/2015

Public Meetings with Analysts

EVENT	DATE
PUBLIC MEETING (NY) - Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir.	01/22/2015
GOL DAY (NY) - Meeting with Analysts – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir.	12/07/2015
GOL DAY (SP) - Public Meeting with Analysts and Investors – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir	12/10/2015

Conference Call to discuss quarterly results in (IFRS)

EVENT	DATE
Conference Call to discuss the 4th quarter and fiscal year of 2014 financial results	03/31/2015
Conference Call to discuss the 1st quarter 2015 financial results	05/13/2015
Conference Call to discuss the 2nd quarter 2015 financial results	08/14/2015
Conference Call to discuss the 3rd quarter 2015 financial results	11/12/2015

Conference Call to discuss traffic results
EVENT	DATE
Conference Call to discuss December 2014 results	02/05/2015
Conference Call to discuss March 2015 results	04/27/2015
Conference Call to discuss June 2015 results	07/27/2015
Conference Call to discuss September 2015 results	10/26/2015

2

Conference Call – Material Fact
EVENT	DATE
Conference Call to discuss the New Corporate Structure and Corporate Governance	01/22/2015
Conference Call to discuss the capital increase referring to the Material Fact published on 07/10/2015	07/13/2015

Board of Directors’ Meetings
EVENT	DATE
Board of Directors’ Meeting – Election of the Executive Officers, approval of capital increase in accordance with the stock purchase option plan and other matters	02/03/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	02/03/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	02/03/2015
EVENT	DATE
Board of Directors’ Meeting - Approval of grant of guarantee by the Company	03/03/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	03/03/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	03/03/2015
EVENT	DATE
Board of Directors’ Meeting- Disclosure of the 4th quarter 2014 financial results and Approval of Documents for the 2015 Annual General Meeting	03/26/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	03/26/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	03/26/2015
EVENT	DATE
Board of Directors’ Meeting - Disclosure of the 1st quarter 2015 financial results	05/11/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	05/11/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	05/11/2015
EVENT	DATE
Board of Directors’ Meeting – Approve the capital increase referring the Material Fact published on 07/10/2015	07/14/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	07/14/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	07/14/2015
EVENT	DATE
Board of Directors’ Meeting - Disclosure of the 2nd quarter 2015 financial results	08/11/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	08/11/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	08/11/2015

3

EVENT	DATE

Board of Directors’ Meeting – Approve the extension of the term of the statutory preemptive rights to subscribe to the new shares issued under the private capital increase, within the limits of the authorized capital stock, as approved by the Board of Directors’ Meeting held on July 14, 2015

08/14/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	08/14/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	08/14/2015
EVENT	DATE
Board of Directors’ Meeting – Approve the capital increase approved on the Board of Directors Meeting held on 07/14/2015	09/04/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	09/04/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	09/04/2015
EVENT	DATE
Board of Directors’ Meeting - Approval of grant of guarantee by the Company	09/23/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	09/23/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	09/23/2015
EVENT	DATE
Board of Directors’ Meeting - Disclosure of the 3rd quarter 2015 financial results	11/10/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	11/10/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	11/10/2015
EVENT	DATE
Board of Directors’ Meeting - Approval of 2016 Budget	12/18/2015
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	12/18/2015
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	12/18/2015

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.